Mail Stop 3561

June 5, 2006

Ms. Jody L. Taylor
Chief Financial Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, IL 60423

Re: RC2 Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 1, 2006
File No. 0-22635

Dear Ms. Taylor:

We have reviewed your response dated May 24, 2006 to our comment letter dated May 9, 2006 and have the following additional comment.

Note 3. Significant Accounting Policies, page F-8

Goodwill and Intangible Assets, page F-12

1. Please expand your disclosure in future filings to include robust disclosure regarding how you determined 50 years to be your best estimate of a useful life for certain customer lists.

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We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief